Cornick Garber Sandler
Certified Public Accountants & Advisors

**Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**

**To the Directors
Triago Americas Inc. (D/B/A Triago)**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2015 to March 31, 2016, which were agreed to by Triago Americas Inc. (D/B/A Triago) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified partners in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2016 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Cornick, Garber & Sandler, LLP

825 Third Avenue, New York, NY 10022-9524   T 212.557.3900   F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600   T 516.542.9030   F 516.542.9035   cgscpa.com

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation
-2-

To the Directors
Triago Americas Inc. (D/B/A Triago)

This report is intended solely for the information and use of the management of the Company and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cornick Garber & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
June 14, 2016